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                                                                    Exhibit 99.2

                [Letterhead of Waveland Capital Management, L.P.]

                                December 18, 2000

Mr. Paul G. Locklin
President and Chief Executive Officer
CIDCO Incorporated
220 Cochrane Circle
Morgan Hill, CA 95037

Dear Paul:

     Waveland International Limited ("Waveland") beneficially owns 7.28% of the common stock of CIDCO, Inc. (the "Company"). As we know you recognize, during the past twelve months we have met and spoken with you on numerous occasions to understand more precisely your strategic plan to transform the company's business model. While we appreciate the meaningful progress you and your management team have made in implementing such strategy, we write to you now because we have become increasingly concerned that this strategy is not the optimal means to enhance shareholder value. We believe the stock market's low rating of the Company's common stock, at a sizeable discount both to net cash and to net working capital, suggests our concerns are well founded. As we describe below in more detail, we urge you and the Board of Directors (the "Board") to commence exploring strategic alternatives, including, but not limited to, a sale of the entire company.

     We believe the Company's intrinsic value is significantly higher than its current market value for several reasons. First, as of September 30, 2000, the Company had a tangible book value per share of $4.55, a more than 350% premium to its recent trading price. Second, the Company's balance sheet fails to adequately reflect both the financial and strategic value of the more than 72,000 (and rapidly growing) subscribers you announced in your December 5, 2000 press release and the national internet service provider network you have created. Third, the Company possesses an established national retail distribution channel (of more than 12,500 storefronts) and valuable knowledge of the internet appliance category created through more than two years of experience. Finally, the current market value of the Company fails to reflect its attractive product pipeline resulting from its research and development spending.

     While we understand the Company's goals and objectives under its current business plan, we believe it is imprudent for a company of CIDCO's small size and limited financial resources to pursue this strategy alone. Rather, we believe there are numerous superior strategies that management should consider to enhance shareholder value. First, given the current trading range of the Company's stock, we would like the Board to implement immediately a significant stock repurchase. This repurchase would be a highly accretive, tax efficient action that would increase intrinsic value. Second, we urge you and the

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Mr. Paul Locklin
CIDCO Incorporated
December 18, 2000
Page 2

Board to consider additional alternatives, including, but not limited to, exploring (i) a sale of the entire Company, (ii) an attractive strategic alliance and/or (iii) a management-led "going private transaction".

     In conclusion, we strongly encourage you and the Board to reassess the prudence of your current strategy and, as fiduciaries to your stockholders, to consider the above strategic alternatives in an expeditious manner. We would like to meet with you in the next couple of weeks to discuss our concerns and thoughts. We hope to work with you in a cooperative and collaborative manner to maximize our Company's value. We will call you shortly to arrange a convenient time to meet.


                                        Sincerely,




     Brian J. Feltzin                   David S. Richter